Exhibit 99.1

RISE Education Announces Third Quarter 2019 Unaudited Financial Results

BEIJING, Nov.14, 2019 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Highlights for the Third Quarter of 2019

•	Total revenues increased by 18.4% year-over-year to RMB411.1 million (US$57.5 million) in the third quarter of 2019.

•	Net income attributable to RISE increased by 19.7% year-over-year to RMB39.4 million (US$5.5 million) in the third quarter of 2019.

•	Non-GAAP net income attributable to RISE[1] increased by 22.4% year-over-year to RMB48.5 million (US$6.8 million) in the third quarter of 2019.

•	Adjusted EBITDA[1] increased by 37.1% year-over-year to RMB88.9 million (US$12.4 million) in the third quarter of 2019.

•

Student enrollments[2] for Rise regular courses, including Rise Start and Rise On, increased by 14.7% year-over-year to 14,700, which includes 6,492 students in the cities where the collection of standard tuition has been broken into 3 to 4 installments since December 2018; 6,782 in the other cities where the Company continues to collect tuition for the full course and 1,426 from the newly acquired Shijiazhuang business which was fully consolidated in the third quarter of 2019. Student enrollments for other Rise courses were 1,175 in the third quarter of 2019, including 354 from online courses, 288 from short-term and SSAT test-prep courses, and 533 from The Edge Learning Centers Limited (“The Edge”).

•

The total number of the Company’s learning centers increased to 451, consisting of 87 self-owned (including 7 operated by the newly acquired Shijiazhuang business and 2 operated by The Edge) and 364 franchised learning centers.

•	Student retention rate at self-owned learning centers was 69% in the third quarter of 2019, compared with 71% for the same period of the prior year.

•

The one-year share repurchase program approved by the Board of Directors in November 2018 completed during the quarter. The Company repurchased a total of 1,158,741 ADSs on the open market, at an average price of US$8.66 per ADS, for an aggregate consideration of US$10.0 million.

	Three Months Ended September 30,
(in thousands RMB, except for percentage and per ADS data)	2018	2019	Pct. Change
Revenues	347,395	411,143	18.4%
Net income attributable to RISE	32,890	39,362	19.7%
Non-GAAP net income attributable to RISE	39,621	48,482	22.4%
Net income per ADS attributable to RISE – basic	0.57	0.70	22.8%
Net income per ADS attributable to RISE – diluted	0.57	0.69	21.1%
Non-GAAP net income per ADS attributable to RISE – basic	0.69	0.86	24.6%
Non-GAAP net income per ADS attributable to RISE – diluted	0.68	0.85	25.0%
Adjusted EBITDA	64,817	88,877	37.1%

[1]

Non-GAAP net income attributable to RISE excludes share-based compensation expenses and amortization of certain intangible assets, including teaching course license, trademark, student base and franchise agreements, as part of the junior English Language Training (“ELT”) business acquisition by the Company from certain third-party in 2013 (the “2013 acquisition”) from net income attributable to RISE. EBITDA represents net income before interests, taxes, depreciation and amortization. Adjusted EBITDA excludes share-based compensation expenses from EBITDA. For details on the calculation of each of these and the reconciliation of each to the most directly comparable GAAP financial measure, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

[2]

Student enrollment refers to the cumulative total number of courses enrolled in by students during a given period of time; if one student enrolls in multiple courses, it will be counted as multiple student enrollments.

	Nine Months Ended September 30,
(in thousands RMB, except for percentage and per ADS data)	2018	2019	Pct. Change
Revenues	917,720	1,113,225	21.3%
Net income attributable to RISE	111,453	96,965	-13.0%
Non-GAAP net income attributable to RISE	132,075	147,245	11.5%
Net income per ADS attributable to RISE – basic	1.96	1.70	-13.3%
Net income per ADS attributable to RISE – diluted	1.92	1.68	-12.5%
Non-GAAP net income per ADS attributable to RISE – basic	2.32	2.58	11.2%
Non-GAAP net income per ADS attributable to RISE – diluted	2.28	2.55	11.8%
Adjusted EBITDA	209,205	258,328	23.5%

“I’m very delighted to report a solid quarter of growth across our business as we continue to enhance our operations to support sustainable long-term growth,” commented Mr. Yiding Sun, Chief Executive Officer of RISE. “We consolidated the Shijiazhuang operations to our business during the third quarter, which added 7 learning centers to our self-owned learning center network, and will help accelerate revenue growth going forward. The investments in our core competitiveness through new incentives for teachers and our continued efforts to deploy marketing dollars in a more targeted manner are beginning to pay off. As a result, teacher retention and employee morale have improved. In face of the challenges posed by the regulatory environment and macroeconomic headwinds, we achieved an 18.9% increase in new student enrollments and a 14.7% increase in total student enrollments for regular courses, and meanwhile managed to reduce student acquisition costs during the quarter. We will continue to focus on further integrating online content into our offline product offerings, investing in teacher training and technology, expanding our geographic network, and enhancing operational efficiency. We remain positive about our future growth and will continue to focus on building our business for the long-term.”

Ms. Jiandong Lu, Chief Operating Officer and Chief Financial Officer of RISE, stated, “With the backdrop of the challenging regulatory and macroeconomic environment, total revenue increased by 18.4% and adjusted EBITDA margin expanded by 290 basis points to 21.6%, when compared with the same quarter of last year. By better leveraging our offline learning center network and further optimizing the allocation of marketing resources between online and offline channels, we succeeded in reducing selling and marketing expenses as a percentage of revenue to 19.9% during the third quarter, 220 basis points lower than that of the same period of last year, which significantly contributed to the improvement in adjusted EBITDA margin. We will continue investing in our core competitiveness to further drive new student enrollments, strengthen our high retention rate and deliver sustainable growth.”

Financial Results for the Third Quarter of 2019

Revenues

Total revenues for the third quarter of 2019 increased by RMB63.7 million, or 18.4%, to RMB411.1 million (US$57.5 million) from RMB347.4 million for the same period of the prior year. This increase was primarily attributable to an increase of RMB56.0 million in revenues from educational programs.

•

Revenues from educational programs for the third quarter of 2019 increased by 20.2% to RMB333.3 million (US$46.6 million). The increase in revenues from educational programs was primarily due to (i) an increase in the number of students in class for the Company’s regular courses operated by self-owned learning centers, and (ii) price increases for the Company’s regular courses since the beginning of the year. The number of the Company’s self-owned learning centers also increased to 87 as of September 30, 2019 from 70 as of September 30, 2018. The Company added 205 classrooms as of September 30, 2019 as compared with September 30, 2018.

•

Franchise revenues for the third quarter of 2019 increased by 27.4% to RMB45.4 million (US$6.3 million), primarily due to an increase in initial franchise fees and recurring franchise fees associated with an increase in the number of franchised learning centers from 273 as of September 30, 2018 to 364 as of September 30, 2019.

•	Other revenues for the third quarter of 2019 decreased by 5.8% year-over-year to RMB32.5 million (US$4.5 million).

Cost of Revenues

Cost of revenues for the third quarter of 2019 increased by RMB32.4 million, or 19.8%, to RMB196.3 million (US$27.5 million). The increase was primarily due to personnel costs associated with an increase in teacher headcount, total teaching hours and teacher compensation at the Company’s self-owned learning centers and an increase in rental costs associated with the expansion of the Company’s operations. Non-GAAP cost of revenues3 for the third quarter of 2019 increased by 20.3% to RMB192.4 million (US$26.9 million).

Gross Profit

Gross profit for the third quarter of 2019 increased by RMB31.4 million, or 17.1%, to RMB214.9 million (US$30.1 million). Gross margin was 52.3% for the third quarter of 2019 as compared with 52.8% for the same period of last year.

Operating Expenses

Total operating expenses for the third quarter of 2019 increased by RMB13.7 million, or 10.1%, to RMB149.0 million (US$20.9 million). Non-GAAP operating expenses3 for the third quarter of 2019 were RMB143.8 million (US$20.1 million).

•

Selling and marketing expenses increased by 7.4% year-over-year to RMB83.3 million (US$11.7 million) for the third quarter of 2019, as compared with RMB77.5 million for the third quarter of 2018. The increase was primarily associated with a headcount increase and an incentive-related salary raise for the Company’s marketing staff. Non-GAAP selling and marketing expenses for the third quarter of 2019 increased by 7.0% year-over-year to RMB82.0 million (US$11.5 million).

•

General and administrative expenses increased by 13.7% year-over-year to RMB65.8 million (US$9.2 million) for the third quarter of 2019, as compared with RMB57.8 million for the third quarter of 2018. The increase was mainly attributable to the increase in personnel costs associated with the Company’s expanding businesses. Non-GAAP general and administrative expenses for the third quarter of 2019 increased by 10.5% year-over-year to RMB61.8 million (US$8.6 million).

Operating Income and Operating Margin

Operating income for the third quarter of 2019 increased by 36.7% year-over-year to RMB65.8 million (US$9.2 million). Non-GAAP operating income2 for the third quarter of 2019 increased by 36.5% year-over-year to RMB74.9 million (US$10.5 million).

Operating margin for the third quarter of 2019 was 16.0%, as compared with 13.9% for the same period of the prior year. Non-GAAP operating margin was 18.2% for the third quarter of 2019, as compared with 15.8% for the same period of last year. The significant improvement in the operating margin was the result of improvements in the optimization of the Company’s selling and marketing resources and a careful control of general and administrative expenses.

Interest Expense

Interest expense for the third quarter of 2019 was RMB8.8 million (US$1.2 million), as compared with RMB8.6 million for the same period of the prior year.

[3]

Non-GAAP cost of revenues exclude relevant share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition from cost of revenues. Non-GAAP operating income adds back share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses excludes relevant share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. For details on the calculation of each of these and the reconciliation of each to the most directly comparable GAAP financial measure, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Other Income, net

Other income for the third quarter of 2019 was RMB0.7 million (US$0.1 million), as compared with RMB0.4 million for the same period of the prior year.

Income Tax Expense

Income tax expense for the third quarter of 2019 was RMB24.0 million (US$3.4 million), as compared with RMB17.3 million for the same period of the prior year.

Net Income Attributable to RISE

Net income attributable to RISE for the third quarter of 2019 increased by 19.7% to RMB39.4 million (US$5.5 million). Net margin attributable to RISE in the third quarter of 2019 was 9.6%, compared with 9.5% for the same period of the prior year. Non-GAAP net income attributable to RISE for the third quarter of 2019 increased by 22.4% year-over-year to RMB48.5million (US$6.8 million). Non-GAAP net margin attributable to RISE1 was 11.8% for the third quarter of 2019, as compared with 11.4% for the same period of the prior year.

EBITDA represents net income before interests, taxes, depreciation, and amortization. EBITDA for the third quarter of 2019 increased by 35.0% to RMB84.2 million (US$11.8 million) from RMB62.4 million for the same period of the prior year. Adjusted EBITDA for the third quarter of 2019 increased by 37.1% year-over-year to RMB88.9 million (US$12.4 million) from RMB64.8 million for the same period of the prior year. Adjusted EBITDA margin improved to 21.6% in the third quarter of 2019 from 18.7% for the same period of the prior year.

Basic and Diluted Earnings per ADS

Basic and diluted net income attributable to RISE per ADS was RMB0.70 (US$0.10) and RMB0.69 (US$0.10), respectively, for the third quarter of 2019. Basic and diluted non-GAAP net income attributable to RISE per ADS was RMB0.86 (US$0.12) and RMB0.85 (US$0.12), respectively, for the third quarter of 2019.

For details on the calculation of and reconciliation to the nearest GAAP measures for each of non-GAAP cost of revenues, operating expenses, net income, net income attributable to RISE per ADS, EBITDA, and adjusted EBITDA, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Cash Flow

Net cash generated from operating activities for the third quarter of 2019 was RMB10.0 million (US$1.4 million), as compared with RMB74.7 million of cash generated from operating activities for the same period of the prior year, mainly attributable to the change in the tuition collection schedule mandated by government regulations.

Balance Sheet

As of September 30, 2019, the Company had combined cash and cash equivalents, restricted cash, short-term investment and loan to a related party of RMB1,036.9 million (US$145.1 million), as compared with RMB1,316.8 million as of December 31, 2018.

Current and non-current deferred revenue and customer advances were RMB831.6 million (US$116.3 million) as of September 30, 2019, representing a decrease of 20.0% from RMB1,038.8 million as of December 31, 2018. The decrease was primarily due to the change in the tuition collection schedule. Deferred revenue and customer advances mainly consisted of upfront tuition payments from students and initial franchise fees from the Company’s franchise partners.

Financial Results for the Nine Months Ended September 30, 2019

Revenues

Total revenues for the first nine months of 2019 increased by RMB195.5 million, or 21.3%, to RMB1,113.2 million (US$155.7 million) from RMB917.7 million for the same period of the prior year. This increase was primarily attributable to an increase of RMB171.2 million in revenues from educational programs.

•

Revenues from educational programs for the first nine months of 2019 increased by 22.1% to RMB944.8 million (US$132.2 million). The increase in revenues from educational programs was primarily due to (i) an increase in the number of students in class for the Company’s regular courses operated by self-owned learning centers and (ii) an increase in prices for the Company’s regular courses from the beginning of the year.

•

Franchise revenues for the first nine months of 2019 increased by 27.1% to RMB123.3 million (US$17.3 million), primarily due to an increase in initial franchise fees and recurring franchise fees associated with an increase in the number of franchised learning centers from 273 as of September 30, 2018 to 364 as of September 30, 2019.

•	Other revenues for the first nine months of 2019 were RMB45.1 million (US$6.3 million), as compared with RMB47.2 million for the same period of the prior year.

Cost of Revenues

Cost of revenues for the first nine months of 2019 increased by RMB84.9 million, or 19.9%, to RMB511.1 million (US$71.5 million). The increase was primarily due to personnel costs associated with an increase in teacher headcount, total teaching hours and teacher compensation at the Company’s self-owned learning centers and an increase in rental costs associated with the expansion of the Company’s operations. Non-GAAP cost of revenues3 for the first nine months of 2019 increased by 20.0% to RMB498.1 million (US$69.7 million).

Gross Profit

Gross profit for the first nine months of 2019 increased by RMB110.6 million, or 22.5%, to RMB602.1 million (US$84.2 million). Gross margin improved to 54.1% during the first nine months of 2019 from 53.6% for the same period of last year.

Operating Expenses

Total operating expenses for the first nine months of 2019 increased by RMB96.1 million, or 27.9%, to RMB440.0 million (US$61.6 million). Non-GAAP operating expenses3 for the first nine months of 2019 were RMB402.8 million (US$56.3 million).

•

Selling and marketing expenses increased by 24.7% year-over-year to RMB219.7 million (US$30.7 million) for the first nine months of 2019, as compared with RMB176.2 million for the first nine months of 2018. The increase was primarily associated with a headcount increase and an incentive-related salary raise for the Company’s marketing staff. Non-GAAP selling and marketing expenses for the first nine months of 2019 increased by 25.5% year-over-year to RMB216.5 million (US$30.3 million).

•

General and administrative expenses for the first nine months of 2019 were RMB220.3 million (US$30.8 million), an increase of 31.4% year-over-year, from RMB167.7 million for the first nine months of 2018. The increase was mainly attributable to (i) increased share-based compensation expenses associated with new option grants during the second quarter of 2019, (ii) an increase in personnel costs and rental costs associated with the Company’s expanding business and (iii) an increase in professional service fees related to acquisitions and the Company’s strategic projects. Non-GAAP general and administrative expenses for the first nine months of 2019 increased by 15.1% year-over-year to RMB186.2 million (US$26.1 million).

Operating Income and Operating Margin

Operating income for the first nine months of 2019 increased by 9.8% year-over-year to RMB162.1 million (US$22.7 million). Non-GAAP operating income1 for the first nine months of 2019 increased by 26.3% year-over-year to RMB212.4 million (US$29.7 million).

Operating margin for the first nine months of 2019 was 14.6%, compared with 16.1% for the same period of the prior year. Non-GAAP operating margin for the first nine months of 2019 was 19.1%, as compared with 18.3% for the same period of last year. The improvement in the operating margin was the result of improvements in the optimization of the Company’s selling and marketing resources and careful control of general and administrative expenses

Interest Expense

Interest expense for the first nine months of 2019 was RMB26.7 million (US$3.7 million), compared with RMB24.9 million for the same period of the prior year.

Other Income

Other income for the first nine months of 2019 was RMB9.2 million (US$1.3 million), as compared with RMB12.1 million for the same period of the prior year.

Income Tax Expense

Income tax expense for the first nine months of 2019 was RMB62.0 million (US$8.7 million), as compared with RMB47.0 million for the same period of the prior year. The increase was mainly due to non-deductible share-based compensation expenses recognized in 2019.

Net Income Attributable to RISE

Net income attributable to RISE for the first nine months of 2019 decreased by 13.0% to RMB97.0 million (US$13.6 million). Net margin attributable to RISE for the first nine months of 2019 decreased to 8.7% from 12.1% for the same period of the prior year. Non-GAAP net income attributable to RISE for the first nine months of 2019 increased by 11.5% year-over-year to RMB147.2 million (US$20.6 million). Non-GAAP net margin attributable to RISE1 declined to 13.2% for the first nine months of 2019 from 14.4% for the same period of the prior year.

EBITDA for the first nine months of 2019 increased by 10.0% to RMB221.0 million (US$30.9 million) from RMB200.9 million for the same period of the prior year. Adjusted EBITDA for the first nine months of 2019 increased by 23.5% year-over-year to RMB258.3 million (US$36.1 million) from RMB209.2 million for the same period of the prior year. Adjusted EBITDA margin increased to 23.2% for the first nine months of 2019, from 22.8% for the same period of the prior year.

Basic and Diluted Earnings per ADS

Basic and diluted net income attributable to RISE per ADS was RMB1.70 (US$0.24) and RMB1.68 (US$0.24), respectively, for the first nine months of 2019. Basic and diluted non-GAAP net income attributable to RISE per ADS was RMB2.58 (US$0.36) and RMB2.55 (US$0.36), respectively, for the first nine months of 2019.

Cash Flow

Net cash used by operating activities for the first nine months of 2019 was RMB48.0 million (US$6.7 million), as compared with RMB307.5 million of cash generated from operating activities for the same period of the prior year, mainly attributable to the change in tuition collection schedule mandated by government regulations.

Completion of the Share Repurchase Program

The Company’s Share Repurchase Program authorizing the Company to repurchase up to US$30 million of its outstanding ADSs, which was approved by its Board of Directors in November 2018, has completed. The Company has repurchased 1,158,741 ADSs on the open market, at an average price of US$8.66 per ADS, for an aggregate consideration of US$10.0 million.

Business Outlook

For the fourth quarter of 2019, the Company expects its total revenues to be in the range of RMB411 million to RMB418 million, representing a year-over-year growth rate of approximately 16% to 18%. This forecast reflects the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Conference Call Information

RISE will hold a conference call on November 14, 2019 at 8:00 pm Eastern Time (or November 15, 2019 at 9:00 am Beijing Time) to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437
International:	+65-6713-5090
China Domestic:	400-6208-038
Hong Kong:	+852-3018-6771
Conference ID:	#8147155

The replay will be accessible through November 21, 2019 by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
China Domestic:	400-6322-162
Hong Kong:	+852-3051-2780
Conference ID:	#8147155

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.risecenter.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1477 to US$1.00, the noon buying rate in effect on September 30, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Non-GAAP Financial Measures

To supplement RISE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this earnings release titled “Reconciliation of GAAP and Non-GAAP Results,” which provides more details on the non-GAAP financial measures.

Non-GAAP cost of revenues, non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, provides the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary operating expenses of the Company’s operations and share-based compensation.

EBITDA, adjusted EBITDA, adjusted EBITDA margin and non-GAAP net income provide the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary EBITDA and net income of the Company’s operations.

The Company uses non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, non-GAAP operating income, Non-GAAP operating margin, EBITDA, adjusted EBITDA, adjusted EBITDA margin, non-GAAP net income attributable to RISE, and non-GAAP basic and diluted net income per ADS attributable to RISE to evaluate the Company’s period-over-period operating performance because the Company’s management believes these provide a more comparable measure of the Company’s continuing business as it adjusts for transaction-related expenses that are not reflective of the normal earnings of the Company’s business. These measures may be useful to an investor in evaluating the underlying operating performance of the Company’s business, and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future.

Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

Non-GAAP cost of revenues exclude relevant share-based compensation expenses and amortization of certain intangible assets (“IA”) acquired as part of the 2013 acquisition from cost of revenues. Non-GAAP operating income adds back share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses excludes relevant share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. EBITDA represents net income before interests, taxes, depreciation and amortization.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, the Company provides ELT to students aged three to six, seven to twelve and thirteen to eighteen, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control, macroeconomic conditions in China and government policies and regulations relating to its corporate structure, business and industry and their potential impact on its future business development, financial condition and results of operations. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2018.

Investor Relations Contact

Mei Li

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of
	December 31	September 30	September 30
	2018	2019	2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,288,080	907,851	127,013
Restricted cash	28,705	29,054	4,065
Accounts receivable, net	2,438	3,757	526
Amounts due from related parties	190	100,378	14,043
Inventories	11,320	7,988	1,118
Prepaid expenses and other current assets	71,537	67,965	9,508

Total current assets	1,402,270	1,116,993	156,273
Property and equipment, net	128,412	134,027	18,751
Intangible assets, net	198,057	208,527	29,174
Long-term investment		33,000	4,617
Goodwill	491,969	654,082	91,509
Deferred tax assets	6,713	21,600	3,022
Other non-current assets	53,353	53,528	7,489
Operating lease right-of use assets		646,804	90,491

Total assets	2,280,774	2,868,561	401,326

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loan	82,506	137,593	19,250
Accounts payable	8,426	7,904	1,106
Accrued expenses and other current liabilities	159,882	159,953	22,378
Deferred revenue and customer advances	1,002,796	796,263	111,401
Income taxes payable	25,262	35,737	5,000
Operating lease liabilities, current portion		164,315	22,989

Total current liabilities	1,278,872	1,301,765	182,124

Long-term loan	502,356	378,272	52,922
Deferred revenue and customer advances	36,037	35,319	4,941
Deferred tax liabilities	14,541	32,477	4,544
Other non-current liabilities	8,134	62,760	8,780
Operating lease liabilities, non-current portion		495,480	69,320

Total liabilities	1,839,940	2,306,073	322,631

Shareholders’ equity:
Ordinary shares	7,074	7,030	984
Additional paid-in capital	600,011	611,510	85,553
Treasury shares, at cost	(23,460)	(39,235)	(5,489)
Statutory reserves	78,345	78,345	10,961
Accumulated deficit	(248,674)	(151,709)	(21,225)
Accumulated other comprehensive income	42,459	39,390	5,511

Total Rise Education Cayman Ltd shareholders’ equity	455,755	545,331	76,295

Non-controlling interests	(14,921)	17,157	2,400

Total equity	440,834	562,488	78,695

Total liabilities, non-controlling interests and shareholders’ equity	2,280,774	2,868,561	401,326

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and ADS data and per share and per ADS data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Revenues	347,395	411,143	57,521	917,720	1,113,225	155,746
Educational programs	277,333	333,327	46,634	773,527	944,766	132,177
Franchise revenues	35,613	45,363	6,347	97,037	123,338	17,256
Others	34,449	32,453	4,540	47,156	45,121	6,313
Cost of revenues	(163,883)	(196,280)	(27,461)	(426,192)	(511,095)	(71,505)

Gross profit	183,512	214,863	30,060	491,528	602,130	84,241
Selling and marketing expenses	(77,514)	(83,278)	(11,651)	(176,194)	(219,682)	(30,735)
General and administrative expenses	(57,834)	(65,759)	(9,200)	(167,730)	(220,321)	(30,824)

Operating income	48,164	65,826	9,209	147,604	162,127	22,682
Interest income	8,614	4,498	629	21,277	13,906	1,946
Interest expense	(8,602)	(8,836)	(1,236)	(24,850)	(26,684)	(3,733)
Foreign currency exchange loss	(1,167)	(941)	(132)	(1,022)	(1,430)	(200)
Other income, net	354	688	97	12,074	9,187	1,285

Income before income tax expense	47,363	61,235	8,567	155,083	157,106	21,980
Income tax expense	(17,345)	(24,047)	(3,364)	(47,028)	(61,929)	(8,664)

Net income	30,018	37,188	5,203	108,055	95,177	13,316

Add: net loss attributable to non-controlling interests	2,872	2,174	304	3,398	1,788	250

Net income attributable to RISE Education Cayman Ltd	32,890	39,362	5,507	111,453	96,965	13,566

Net income per ordinary share:
Basic	0.29	0.35	0.05	0.98	0.85	0.12
Diluted	0.28	0.34	0.05	0.96	0.84	0.12

Net income per ADS:
Basic	0.57	0.70	0.10	1.96	1.70	0.24
Diluted	0.57	0.69	0.10	1.92	1.68	0.24

Shares used in net income per ordinary share computation:
Basic	114,414,306	112,960,292	112,960,292	113,628,906	114,302,033	114,302,033
Diluted	116,127,070	114,343,590	114,343,590	115,912,549	115,632,850	115,632,850
ADSs used in net income per ADS computation:
Basic	57,207,153	56,480,146	56,480,146	56,814,453	57,151,016	57,151,016
Diluted	58,063,535	57,171,795	57,171,795	57,956,275	57,816,425	57,816,425

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except share and ADS data and per share and per ADS data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Net income	30,018	37,188	5,203	108,055	95,177	13,316
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(1,052)	(2,467)	(345)	411	(3,069)	(429)

Other comprehensive (loss)/income	(1,052)	(2,467)	(345)	411	(3,069)	(429)

Comprehensive income	28,966	34,721	4,858	108,466	92,108	12,887

Add: comprehensive loss attributable to non-controlling interests	2,872	2,174	304	3,398	1,788	250

Comprehensive income attributable to RISE Education Cayman Ltd	31,838	36,895	5,162	111,864	93,896	13,137

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except ADS data and per ADS data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Net income	30,018	37,188	5,203	108,055	95,177	13,316
Share-based compensation (“SBC”)	2,452	4,705	658	8,338	37,335	5,224
IA amortization arising from Bain acquisition	4,279	4,415	618	12,284	12,945	1,811
Non-GAAP net income	36,749	46,308	6,479	128,677	145,457	20,351

Add: net loss attributable to non-controlling interests	2,872	2,174	304	3,398	1,788	250

Non-GAAP net income attributable to RISE Education Cayman Ltd	39,621	48,482	6,783	132,075	147,245	20,601

Net income	30,018	37,188	5,203	108,055	95,177	13,316
Add: Depreciation	9,148	11,695	1,636	25,744	33,583	4,698
Add: Amortization	5,866	6,904	966	16,467	17,526	2,452
Add: Interest expense	8,602	8,836	1,236	24,850	26,684	3,733
Add: Income tax expense	17,345	24,047	3,364	47,028	61,929	8,664
Less: Interest income	8,614	4,498	629	21,277	13,906	1,946

EBITDA	62,365	84,172	11,776	200,867	220,993	30,917

SBC	2,452	4,705	658	8,338	37,335	5,224
Adjusted EBITDA	64,817	88,877	12,434	209,205	258,328	36,141

Cost of revenues	163,883	196,280	27,461	426,192	511,095	71,505
Personnel costs	60,233	79,535	11,128	165,937	214,211	29,969
Rental costs	44,990	56,490	7,903	132,056	162,040	22,670
Others	58,660	60,255	8,430	128,199	134,844	18,866
Less: SBC	456	281	39	961	2,485	348
Less: IA amortization arising from Bain acquisition	3,488	3,599	504	10,013	10,552	1,476

Non-GAAP cost of revenues	159,939	192,400	26,918	415,218	498,058	69,681

Non-GAAP gross profit	187,456	218,743	30,603	502,502	615,167	86,065
Selling and marketing expenses	77,514	83,278	11,651	176,194	219,682	30,735
Less: SBC	105	487	68	1,401	742	104
Less: IA amortization arising from Bain acquisition	791	816	114	2,271	2,393	335

Non-GAAP selling and marketing expenses	76,618	81,975	11,469	172,522	216,547	30,296

General and administrative expenses	57,834	65,759	9,200	167,730	220,321	30,824
Less: SBC	1,891	3,937	551	5,976	34,108	4,772

Non-GAAP general and administrative expenses	55,943	61,822	8,649	161,754	186,213	26,052

Operating expense	135,348	149,037	20,851	343,924	440,003	61,559
Less: SBC	1,996	4,424	619	7,377	34,850	4,876
Less: IA amortization arising from Bain acquisition	791	816	114	2,271	2,393	335

Non-GAAP operating expense	132,561	143,797	20,118	334,276	402,760	56,348

Operating income	48,164	65,826	9,209	147,604	162,127	22,682
Add: SBC	2,452	4,705	658	8,338	37,335	5,224
Add: IA amortization arising from Bain acquisition	4,279	4,415	618	12,284	12,945	1,811

Non-GAAP operating income	54,895	74,946	10,485	168,226	212,407	29,717

Non-GAAP net income per ADS attributable to RISE-basic	0.69	0.86	0.12	2.32	2.58	0.36
Non-GAAP net income per ADS attributable to RISE-diluted	0.68	0.85	0.12	2.28	2.55	0.36
ADSs used in calculating net income per ADS-basic:	57,207,153	56,480,146	56,480,146	56,814,453	57,151,016	57,151,016
ADSs used in calculating net income per ADS-diluted:	58,063,535	57,171,795	57,171,795	57,956,275	57,816,425	57,816,425

Note 1: Each ADS represents two ordinary shares.